5000 Headquarters Drive	800.338.8754 main	www.mcafee.com
Plano, TX 75024
January 15, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	McAfee, Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
Filed February 27, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarter Ended September 30, 2008
Filed November 7, 2008
File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“McAfee” or the “Company”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2008 relating to the Company’s Form 10-K and 10-K/A for the fiscal year ended December 31, 2007 (File No. 001-31216) filed with the Commission on February 27, 2008 and April 29, 2008, respectively (the “Form 10-K” and “Form 10-K/A”) and Form 10-Q for the quarter ended September 30, 2008 filed with the Commission on November 7, 2008 (the “Form 10-Q”).
     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K, 10-K/A or 10-Q as applicable. All page numbers refer to the Form 10-K, 10-K/A or 10-Q as applicable unless otherwise specified.
Form 10-Q for the Quarter Ended September 30, 2008
Note 2. Summary of Significant Accounting Policies and Basis of Presentation
Marketable Securities, page 6
1. We note that during the three months ended September 30, 2008 and June 30, 2008, the Company recorded other-than-temporary impairment charges on your mortgage-backed and corporate bonds portfolio totaling $12.4 million and $2.5 million, respectively. We further note from the disclosures in the Company’s December 31, 2007 Form 10-K the “temporary” impairments in your marketable securities portfolio related primarily to changes in interest rates and the Company believed the financial position of the issuer and your intent and ability to hold the securities to recovery were indicators that the securities were only temporarily impaired. While we note the factors the Company considers in determining whether a security is other- than-temporarily impaired, it is not clear from your current disclosure, the specific factors and changes in circumstances that lead the Company to record these impairment charges. Tell us how you considered enhancing your disclosures to better explain the specific factors that lead to such charges. In this regard, please consider separating your discussion of such factors between (a) credit related issues or other adverse issuer conditions and (b) other accounting consequences (i.e. intent and ability to hold such securities). In addition, tell us how you considered these same factors in concluding that the remaining portion of your mortgage-backed, asset-backed and corporate bond portfolios were only temporarily impaired.
Response:
     The Company classifies all marketable securities as available-for-sale securities which are carried at fair value with resulting unrealized gains and losses, net of related taxes, reported as a component of accumulated other comprehensive income. Any other-than-temporary decline in value is reported in earnings and a new cost basis for the marketable security is established.
     For the three months ended June 30, 2008 we recorded a $2.5 million impairment charge for a single corporate bond that had a carrying amount of $5.0 million and a fair value of $2.5 million. This security had been downgraded from an A to a BB rating during the second quarter of 2008. The significant difference between the carrying amount and the fair value was considered by the Company to be a strong indicator of other-than-temporary impairment due to an adverse change in the issuer’s credit condition. This security increased in value during the third quarter of 2008, and the difference between the fair value and the new cost basis is reflected as an unrealized gain.
     Additionally, we had unrealized losses of $8.0 million as of June 30, 2008 which represents 80 securities with an amortized cost of $279 million. We evaluated whether these losses were other-than-temporary as of June 30, 2008. Our analysis included evaluating the likely reason for the unrealized loss, period of time the fair value was below amortized cost, changes in underlying collateral, changes in ratings, market trends and conditions, and our intent and ability to hold until we recover such losses Based on our analysis, we concluded the unrealized losses were temporary as we believed the declines in fair value primarily resulted from significant upward movement in the interest rate yield curve during the second quarter. As of June 30, 2008, the Company had the intent and ability to hold these remaining securities to their maturity.
     For the three months ended September 30, 2008 we recorded an $11.1 million impairment charge for 14 securities. One of these securities is a corporate bond that had a significant decline in fair value due to the issuer’s bankruptcy filing in September 2008. The remaining 13 impaired securities were asset-backed and mortgage-backed securities which suffered declines in fair value during the third quarter of 2008 resulting in fair values below 70% of amortized cost. Since the fair values of the securities were significantly below amortized cost, we concluded this indicated an other-than-temporary impairment regardless of our intent and ability to continue holding these securities.
     Additionally, for the three months ended September 30, 2008 we determined that we would have to sell certain of our marketable securities that were in a loss position to fund the acquisition of Secure Computing, which was announced in September 2008 and closed in November 2008. It was no longer our intent to hold these securities for a period of time sufficient for the fair values to recover; therefore, we recorded an impairment charge of $1.3 million. These losses would have been considered temporary absent the decision to sell such securities given the fair values were at least 90% of amortized cost and the decline was short-term in nature. The sale of these securities in a loss position was a one-time event which was necessary to provide the significant amount of cash required for the acquisition of Secure Computing and does not taint our ability to hold other securities in a loss position for a period of time sufficient for the values to recover to amortized cost.
     We had additional unrealized losses of $2.5 million as of September 30, 2008, which represents 14 securities with an amortized cost of $90 million. The fair values were at least 87% of amortized cost. We evaluated whether these losses were other-than-temporary as of September 30, 2008. Our analysis included evaluating the likely reason for the unrealized loss, period of time the fair value was below amortized cost, changes in underlying collateral, changes in ratings, and our intent and ability to hold these securities until we recover such losses. Three of these securities were downgraded from June 30, 2008 to September 30, 2008, however, the rating as of September 30, 2008 for these securities was A or higher. Based on our analysis, we concluded that these unrealized losses were temporary. Additionally, we had the intent and ability to hold these remaining securities to their maturity. Our ability to hold to maturity is evidenced by our cash and investment balance at September 30, 2008 of approximately $560 million, after considering the funding requirement for the acquisition of Secure Computing and our history of operating cash flow of $238 million for the nine months ended September 30, 2008 and $393 million for the twelve months ended December 31, 2007.

     We note the Staff’s comment regarding enhancing our disclosure and will be mindful of this comment in future filings. We will enhance our disclosure in our 2008 Form 10-K to include the specific factors that lead to such impairment charges and bifurcate our discussion between 1) credit related issues and adverse issuer conditions and 2) other accounting consequences such as intent and ability to hold securities.
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.

Sincerely, MCAFEE, INC.

Keith S. Krzeminski
Senior VP, Finance and Chief Accounting Officer

cc:	Albert A. Pimentel, CFO and COO
Mark Cochran, General Counsel
John Kelm, Deloitte & Touche LLP
Robert G. Day, Esq., Wilson Sonsini Goodrich and Rosati